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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

SEC MAIL PROCESSING
RECEIVED
MAR 0 4 2015
WASH., D.C. SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47114

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

QUIET LIGHT SECURITIES, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Blvd., Suite 2020 A
(No. and Street)

Chicago	**Illinois**	**60604**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John C. Halston **(312) 431-0573 X222**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

3/16
KW

OATH OR AFFIRMATION

I, **John Halston**, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Quiet Light Securities LLC** as of **December 31, 2014** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Member of QLPartners, Owner

Title

Subscribed and sworn to before me this

26TH day of FEBRUARY, 2015

"OFFICIAL SEAL"
Philip C Ryan
Notary Public, State of Illinois
My Commission Expires 8/20/2016

Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) A copy of the Exemption Report.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

SEC MAIL PROCESSING
RECEIVED
MAR 0 4 2015
WASH. D.C. 201 SECTION

QUIET LIGHT SECURITIES L.L.C.

STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2014

AVAILBALE FOR PUBLIC INSPECTION

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Quiet Light Securities, LLC

We have audited the accompanying statement of financial condition of Quiet Light Securities, LLC (the "Company") a Delaware limited liability company, as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement and supplemental information. This financial statement is the responsibility of Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Quiet Light Securities, LLC as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statement as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 26, 2015

QUIET LIGHT SECURITIES, LLC

Statement of Financial Condition

December 31, 2014

Assets

Cash	$	212,013
Receivables from broker-dealers		296,033
Securities owned, at fair value		482,425,531
Exchange memberships, at cost (fair value $2,165,500)		1,870,095
Loan receivable		132,000
Equipment and leasehold improvements, at cost (net of accumulated depreciation and amortization of $1,142,728)		519,169
Other assets		12,000
	$	485,466,841

Liabilities and Member's Equity

Liabilities:		
Payable to broker-dealer	$	22,648,359
Securities sold, not yet purchased, at fair value		438,643,120
Accounts payable and accrued expenses		409,856
		461,701,335
Member's equity		23,765,506
	$	485,466,841

See accompanying notes.

1. Organization and Business

Quiet Light Securities, LLC (the "Company"), a Delaware limited liability company, is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Chicago Mercantile Exchange and the Chicago Board Options Exchange. The Company primarily engages in the proprietary trading of exchange-traded equity securities, index options and financial futures and futures options contracts. The Company is wholly owned by QLPartners, LLC ("QLP") formerly known as Quiet Light Partners, LLC.

2. Summary of Significant Accounting Policies

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are stated in U.S. dollars. The following is a summary of the significant accounting policies used in preparing the financial statements:

Revenue Recognition and Financial Instruments Valuation

Valuation of Investments in Securities and Derivatives at Fair Value - Definition and Hierarchy

In accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP"), fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 Inputs – Valuation is based on quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs – Valuation is based on other than quoted prices included in Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly.

Level 3 Inputs – Valuation is based on unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

2. Summary of Significant Accounting Policies, continued

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

The Company values its investments based on the following principles and method of valuation:

Investments in equities and equity options listed on an exchange and which are freely transferable, are valued at their last sales price on such exchange on the date of valuation. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Preferred and other equities traded on inactive markets or valued by dealer quotations or an alternative pricing source or model supported by observable inputs are classified within Level 2.

Investments in securities sold short, not yet purchased represent obligations to purchase such securities at a future date. The value of the open short position is recorded as a liability, and the Company records an unrealized appreciation or depreciation to the extent of the difference between the proceeds received and the value of the open short position. The Company records a realized gain or loss when the short position is closed out. By entering into short sales, the Company bears the market risk of increases in value of the security sold short in excess of the proceeds received.

Investments in exchange-traded derivatives, such as futures contracts and exchange-traded option contracts, are typically classified within Level 1 or Level 2 of the fair value hierarchy depending on whether or not they are deemed to be actively traded.

At December 31, 2014, the Company had net unrealized gains on open futures contracts totaling $4,541,893, which were Level 1 investments. This amount is reflected in payable to broker-dealer in the statement of financial condition. Gains and losses from investment in equities and derivative instruments are included in trading losses in the statement of operations.

2. Summary of Significant Accounting Policies, continued

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned				
Stocks	$ 30,255,086	$ -	$ -	$ 30,255,086
Equity options	351,876,012	-	-	351,876,012
Options on futures	100,294,433	-	-	100,294,433
	$ 482,425,531	$ -	$ -	$ 482,425,531
Liabilities				
Securities sold, not yet purchased				
Stocks	$ 15,668	$	$	$ 15,668
Equity options	267,959,304	-	-	267,959,304
Options on futures	170,668,148	-	-	170,668,148
	$ 438,643,120	$ -	$ -	$ 438,643,120

At December 31, 2014, the Company held no Level 2 or Level 3 investments.

Financial Instruments

ASC 815, Derivatives and Hedging, requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges", and those that do not qualify for such accounting. Although the Company may sometimes use derivatives, the Company reflects derivatives at fair value and recognizes changes in fair value through the statement of operations, and as such do not qualify for ASC 815 hedge accounting treatment.

In the normal course of business, the Company enters into transactions in derivative financial instruments that include equity and index options contracts, as part of the Company's overall trading strategy. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value and gains and losses from derivative financial instruments are reflected in trading losses in the statement of operations.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at a specified date, at a specified price. Fair value of futures contracts is included in receivables from broker- dealers. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. At December 31, 2014, there are open futures contracts totaling a net fair value of $4,541,893.

2. Summary of Significant Accounting Policies, continued

Options contracts grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified financial instrument under agreed terms at a specified future date. As a writer of options contracts, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Securities sold, not yet purchased and short options represent obligations of the Company to deliver the specified security and, thereby, create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in risk as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent that any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with whom it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

Depreciation and Amortization
Equipment is being depreciated over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are being amortized on a straight-line basis over the term of the associated lease.

Use of Estimates
The preparation of financial statements in conformity with U.S.GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Exchange Membership and Trading Right
The Company's exchange memberships are reflected in the statement of financial condition at cost. Accounting principles generally accepted in the United States require that such memberships be recorded at cost, or, if a permanent impairment in value has occurred, at a value that reflects management's estimate of the fair value. In the opinion of management, no permanent impairment has occurred during the year.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at year-end exchange rates, while revenue and expenses are translated to U.S. dollars at prevailing rates during the year. Net gains or losses resulting from foreign currency translations are included in trading gain in the statement of operations.

2. Summary of Significant Accounting Policies, continued

Income Taxes

The Company is a limited liability company with all taxable income or loss recorded in the income tax returns of QLP. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

In accordance with GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2011. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2014.

3. Clearing Agreement

The Company has a Joint Back Office ("JBO") clearing agreement with ABN AMRO Clearing Chicago, LLC ("ABN"). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company has invested $10,000 in the preferred shares of ABN. The Company's investment in ABN is reflected in other assets in the statement of financial condition. Under the rules of the Chicago Board Options Exchange, the agreement requires that the Company maintain a minimum net liquidating equity of $1 million with ABN, exclusive of its preferred stock investment.

4. Commitments

The Company conducts its operations in leased office facilities. Annual rentals are charged to current operations

The Company's annual rental commitments for office facilities in the future are as follows as of December 31, 2014:

Year Ending December 31,		Commitment
2015		230,800
2016		97,000
Total	$	327,800

5. Guarantees

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

Certain derivatives contracts that the Company has entered into meet the accounting definition of a guarantee under ASC 460. Derivatives that meet the ASC 460 definition of guarantees include futures contracts and written options. The maximum potential payout for these derivatives contracts cannot be estimated as increases in interest rates, foreign exchange rates, securities prices, commodities prices and indices in the future could possibly be unlimited.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivatives contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company believes that market risk is substantially diminished when all financial instruments are aggregated.

6. Credit Concentration

At December 31, 2014, a significant credit concentration consisted of approximately $21.4 million, representing the fair value of the Company's trading accounts carried by its clearing broker, ABN. Management does not consider any credit risk associated with this receivable to be significant.

7. Related Parties

At December 31, 2014, the Company had a loan totaling $132,000 from former employee. Management does not consider any credit risk associated with this receivable to be significant.

During the year ended December 31, 2014, QLP had capital withdrawals and contributions totaling ($1,804,692) and $2,653,217, respectively.

8. Employee Benefit Plan

The Company has established a salary reduction 401(k) plan for qualified employees. The Company may elect to match employees' contributions and make further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreements.

Employee contributions made to the plan during the year ended December 31, 2014 totaled $158,252. The Company did not contribute to the plan for the year ended December 31, 2014.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or two percent of "aggregate debit items", as defined.

At December 31, 2014, the Company had net capital and net capital requirements of $16,104,629 and $100,000, respectively.

10. Subsequent Events

The Company's management has evaluated events and transactions through February 26, 2015, the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements.

SUPPLEMENTAL SCHEDULES

QUIET LIGHT SECURITIES, LLC **SCHEDULE 1**

Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1

December 31, 2014

Computation of net capital		
Total member's equity		$ 23,765,506
Deductions and/or charges:		
Nonallowable assets:		
Exchange memberships, at cost	$ 1,870,095	
Loan receivable	132,000	
Equipment and leasehold improvements, at cost	519,169	
Other assets	12,000	(2,533,264)
Commodity futures contracts and spot commodities proprietary capital charges	344,524	(344,524)
Net capital before haircuts on securities positions		20,887,718
Haircuts on securities:		
Trading and investment securities:		
Other securities	$ 4,783,089	(4,783,089)
Net capital		$ 16,104,629
Computation of basic capital requirement		
Minimum net capital required (greater of $100,000 or 6 ⅔% of aggregate indebtedness)		100,000
Net capital in excess of net capital requirement		$ 16,004,629
Computation of aggregate indebtedness		
Aggregate indebtedness		$ 409,856
Ratio of aggregate indebtedness to net capital		% 2.54

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2014.

See accompanying notes.

QUIET LIGHT SECURITIES, LLC **SCHEDULE 2**

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2014

The Company did not handle any customer cash or securities during the year ended December 31, 2014 and does not have any customer accounts.

QUIET LIGHT SECURITIES, LLC

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2014

The Company did not handle any customer cash or securities during the year ended December 31, 2014 and does not have any customer accounts.

RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Quiet Light Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report (the "Exemption Report"), in which (1) Quiet Light Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(2)(i) (the "exemption provisions"); and (2) the Company stated that it met the identified exemption provisions throughout the period ended December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
February 26, 2015

QUIET LIGHT SECURITIES, LLC

The Exemption Report

December 31, 2014

The Company is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made certain broker and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company may file and Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3, and

(2) The Company had no obligations under 17 C.F.R § 240.15c3-3 throughout the most recent fiscal year ending December 31, 2014 without exception.

The above statements are true and correct to the best my knowledge and belief.

John Halston, Managing Member
QLPartners, LLC, Parent